GOLDEN HOPE RESOURCES CORP.
                            Suite 708- 1155 W. Pender Street
                           Vancouver, B.C., Canada    V6E 2P4
                                    (604) 605-7012


March 19, 2005


Ms. Gabrielle Mahits
Staff Accountant
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405


RE:	Golden Hope Resources Corp.
	Form 8-K filed March 8, 2005
	File No. 0-50906

Dear Ms. Mahits:

I herewith respectfully provide responses to your letter of March 10th regarding our initial Form 8-K filing; the responses are keyed to correspond to your enumerated comments.

1. We have revised the second paragraph to indicate the correct period covered by Mr. Bailey's prior audit.

2-3. Please note that an amendment to the 8-K had already been filed to correct the new firm's information on March 14th ; the correction is also reflected in this 8-K/A2 filing.

4.   Please see the updated Exhibit 16 included with this amended filing.


Thank you for your kind cooperation and assistance in this matter. Please contact the undersigned if you have any further questions or comments.

Sincerely,

/s/ Frederick Fisher,
President